

October 11, 2011

Via E-mail
William R. Fitzgerald
Chairman, President and Chief Executive Officer
Ascent Capital Group, Inc.
12300 Liberty Boulevard
Englewood, CO 80112

>   **Re: Ascent Capital Group, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed March 14, 2011**
>   **File No. 001-34176**

Dear Mr. Fitzgerald:

We have reviewed your response letter dated September 30, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Valuation of Subscriber Accounts, page 39

1.   We note your response to comment one from our letter dated September 20, 2011. You state that upon completion of your evaluation of the useful life of Monitronics' subscriber accounts, you began evaluating subscriber accounts in two pools. Your basis for grouping these long-lived assets is not clear to us. In this regard, please tell us how you have concluded, in accordance with ASC 360-10-35-23, that the these two pools represent the lowest levels for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Tell us how you considered the fact that you

are able to analyze attrition of your subscriber accounts based upon each year of contract origination.

2.   We refer to the subscriber accounts acquired prior to your acquisition of Monitronics and note that based upon your evaluation of the useful life of these accounts, you changed the amortization methodology from a 10-year, 135% declining balance to a 14-year, 235% declining balance method. Please tell us about the material assumptions that contributed to this change and describe those factors you considered to be most important in your decision. Please include an analysis of the age of the contracts included in this pool.

Notes to Financial Statements

Note 3. Summary of Significant Accounting Policies

Subscriber Accounts, page 51

3.   We note your response to comment two from our letter dated September 20, 2011. Please include the estimated amortization expense for each of the succeeding five fiscal years in your next Form 10-Q report and confirm that you will do so.

Revenue Recognition, page 53

4.   We note your response to comment three from our letter dated September 20, 2011. Please include the revised revenue recognition disclosures in your next Form 10-Q report and confirm that you will do so.

You may contact Christine Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Legal Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Staff Attorney, at (202) 551-3286, Jessica Plowgian, Staff Attorney, at (202) 551-3367 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director